NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

MATERIAL CHANGE REPORT

1.

Name and Address of Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. («Neptune»), 2740 Pierre-Peladeau Avenue, Suite H200, Laval, Québec, H7T 3B3.

2.

Date of Material Change

November 24, 2006.

3.

News Release

Neptune released through CNW a press release dated November 24, 2006 indicating the material change.

4.

Summary of Material Change

Neptune announces announces the closing of a private placement for gross proceeds of $4,500,000.

5.

Full Description of Material Change

Neptune is pleased to announce the closing of a $4,500,000 private placement of common shares.

Under the terms of this private placement, 1,500,000 common shares were issued at a price of $3.00 per common share.

J.F. Mackie & Company Ltd acted as lead agent and Caldwell Securities Ltd., Brant Securities Ltd and Acumen Capital Finance Partners Limited acted as sub-agents in respect of $4,255,299 for this private placement in consideration of which they received, in the aggregate, a cash commission of 5.86 % of such amount and 85,106 broker warrants (the “Broker Warrants”), exercisable over a Twenty-Four (24) month period, allowing them to purchase in the aggregate 85,106 common shares of Neptune at a price of $3.50 per common share.  Of this consideration, J.F. Mackie & Company Ltd received $195,918 as a cash commission and 58,406 Broker Warrants, Caldwell Securities Ltd. received $36,000 as a cash commission and 18,000 Broker Warrants, Brant Securities Ltd received $12,600 as a cash commission and 6,300 Broker Warrants and Acumen Capital Finance Partners Limited received $4,800 as a cash commission and 2,400 Broker Warrants.

As to the balance of the private placement, the sum of $244,701, a cash commission of $3,788 was paid and 1,894 Broker Warrants were issued to Bolder Investment Partners Ltd. in respect of $94,701 and no commission was paid in respect of $150,000.

All common shares and Broker Warrants issued by Neptune pursuant to this private placement are subject to a restriction pursuant to which they cannot be sold, transferred, hypothecated or otherwise traded for a four (4) month period following their issuance.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Non-applicable.

7.

Omitted Information

Non-applicable.

8.

Executive Officer

For further information regarding the material change mentioned herein, please contact Mr. André Godin at Neptune, at (450) 687-2262.

9.

Date of Report

Dated this November 28, 2006 in Montreal, Quebec.